Exhibit 3.2

Section 7a. of the Operating Agreement of Cleco Power LLC has been amended, effective July 1, 2009, to read in its entirety as follows:

Section 7.       Management and Control of the Company.

a.       Management of the Company by Managers.  The powers of the Company shall be vested in and exercised, and the business and affairs of the Company shall be managed, by a board of managers which shall consist of eleven (11) managers.